ISS Agrees: Follow Velan's Lead and Vote AGAINST Crowley & Kishbauch

The Progenics Pharmaceuticals, Inc. ("Progenics" or the "Company") Board of Directors (the "Board"), led by Chairman Peter Crowley and under the guidance of Michael Kishbauch, as Chair of the Nominating and Corporate Governance Committee, and together as sole members of the Compensation Committee, has established a culture in which the needs of cancer patients and stockholders are not prioritized. **The time for true stockholders to act is NOW.** Under the incumbent Board, Progenics is…

…SHORT on time…

The Board wasted 12% of its FDA orphan exclusivity for AZEDRA, a product with ZERO FDA Orange Book patents, even though a majority of treating centers were also in the clinical trial

MIP-1095 sat idly on the shelf for over SIX YEARS before proceeding to Phase 2 clinical trial; its patents last until 2031, although its commercial launch is not expected until 2026 per the 2018 10-K

…SHORT on facts…

The Board has resorted to misguided attacks on Velan as it cannot stand behind its own performance

…SHORT on execution.

The Board cannot identify an area where the Company has actually excelled under its leadership

Contrary to the non-executive directors who own ~0.1% of Progenics common stock, Velan owns 9.3% and is fully aligned with stockholders. NOW is the time to demand accountability at Progenics and to follow the lead of Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy advisory firm*:

*"As chairman, Crowley is most accountable for overseeing a **company that has promising assets but has struggled to create shareholder value, perhaps due to a lack of urgency in developing and commercializing its products.** While leading the Nominating & Corporate Governance Committee, Kishbaugh [sic] has pursued a less than robust refreshment of the board, as shown by three of the six independent directors having been on the board for at least 10 years – during which the company has largely failed to create value for shareholders."*

"The board's justifications for suboptimal performance have been uncompelling, and its apparent lack of acknowledgement that any issues exist seems to imply that it plans to make no substantive changes. Taken together, these factors suggest that support for the Vote No campaign could serve as an effective catalyst for board change."

- Institutional Shareholder Services Inc., June 28, 2019 (emphasis added)

Stockholders need to send a clear message that Board upgrades (accountability, alignment, expertise, and refreshment) are desperately needed at Progenics

ISS IS RIGHT: VOTE AGAINST MESSRS. CROWLEY AND KISHBAUCH TODAY

*Permission to quote neither sought nor received.

Deepak Sarpangal
(415) 677-7050
campaign@velancapital.com
www.savePGNX.com

Okapi Partners LLC
Pat McHugh / Jason Alexander
+1 (888) 785-6673
SavePGNX@okapipartners.com